UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 ___________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

(Commission File No. 001-32305)

___________________________

ITAÚ CORPBANCA
(Translation of registrant’s name into English)

___________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

___________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On April 11, 2018, Itaú Corpbanca issued a press release announcing that it will release its results for the first quarter ended March 31, 2018, after the market closes in New York on Monday, April 30, 2018, and inviting investors to join a conference call regarding the results on Friday, May 4, 2018. The press release is attached hereto as Exhibit 99.1.
Also on April 11, 2018, Itaú Corpbanca published on its website its results as of and for the month ended March 31, 2018, which are attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro Cañas
Name:	Cristián Toro Cañas
Title:	General Counsel

Date:  April 12, 2018.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated April 11, 2018.
99.2	Itaú Corpbanca's results as of and for the month ended March 31, 2018.